UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Index

1. Summary of the 2012 Third Quarter Business Report
2. Exhibit 99.1 KB Financial Group Review Report for the Third Quarter of 2012 (Consolidated)
3. Exhibit 99.2 KB Financial Group Review Report for the Third Quarter of 2012 (Separate)

Summary of the 2012 Third Quarter Business Report

On November 29, 2012, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the third quarter of 2012 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary (and in the attached review report) have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 28, 2009

Added Burrill-KB Life Sciences Fund as a second-tier subsidiary

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC No.3 PEF as a second-tier subsidiary

•	December 13, 2010

Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd.

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	November 12, 2011

Closed KB Investment & Securities Hong Kong Ltd.

•	January 13, 2012

Added KB Savings Bank Co., Ltd. as a first-tier subsidiary.

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	June 8, 2012

Liquidated Burrill-KB Life Sciences Fund Ltd.

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Limited as a second-tier subsidiary

1.3.	Overview of the Business Group

(As of September 30, 2012)

Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Investment & Securities Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Credit Information Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Hong Kong Ltd.	Kookmin Bank	Not listed
	Kookmin Bank International Ltd.	Kookmin Bank	Not listed
	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed

	KB-Glenwood Private Equity Fund No.1	KB Investment & Securities	Not listed

	NPS-KBIC Private Equity Fund No. 1	KB Investment	Not listed
	KBIC No.3 PEF	KB Investment	Not listed
	KoFC KBIC Frontier Champ 2010-5 PEF	KB Investment	Not listed
	KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment	Not listed

Notes:

(1)	KLB Securities, a subsidiary of Kookmin Bank, is in liquidation.
(2)	On March 2, 2011, KB Kookmin Card Co., Ltd., previously a business division of Kookmin Bank, was newly established and added as a first-tier subsidiary of KB Financial Group.
(3)	On March 14, 2011, KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. Accordingly, KB Futures Co., Ltd. is no longer a first-tier subsidiary of KB Financial Group.
(4)	On November 12, 2011, KB Investment & Securities Hong Kong Ltd. was closed.
(5)	On January 13, 2012, KB Savings Bank Co., Ltd. was added as a first-tier subsidiary.
(6)	On May 11, 2012, KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund was added as a second-tier subsidiary.
(7)	On June 8, 2012, Burrill-KB Life Sciences Fund Ltd. was liquidated.
(8)	On July 2, 2012, KoFC Value-up Private Equity Fund was added as a second-tier subsidiary.
(9)	On October 10, 2012, Kookmin Bank (China) Limited was added as a second-tier subsidiary.

1.4.	Capital Structure

1.4.1.	Common Shares

Capital Increase

(As of September 30, 2012)	(Unit: Won, shares)

Issue Date	Type	Number	Par Value	Issue Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; % increase in number of common shares: 8.41865%

Number of Shares

(As of September 30, 2012)		(Unit: shares)

	Type
	Common Stock	Total
Shares Authorized for Issuance	1,000,000,000	1,000,000,000
Shares Issued (A)	386,351,693	386,351,693
Treasury Stock (B)	—	—
Shares Outstanding (A-B)	386,351,693	386,351,693

1.4.2.	Voting Rights

(As of September 30, 2012)
Items		Number of shares	Notes
Total number of issued shares	Common shares	386,351,693	—

	—	—	—
Shares without voting rights	—	—	—

Items		Number of shares	Notes
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	386,351,693	—

	—	—	—

1.5.	Dividends

Items		January 1, 2011 to December 31, 2011(2)(4)	January 1, 2010 to December 31, 2010(1)(3)	January 1, 2009 to December 31, 2009(1)(3)
Par value per share (Won)		5,000	5,000	5,000
Net income (Won in Millions)		(63,678)	88,320	539,818
Earnings per share (Won)		(173)	257	1,659
Total cash dividends (Won in Millions)		278,173	41,163	78,897
Total stock dividends (Won in Millions)		—	—	—
Cash dividend payout ratio (%)		(436.8)	46.6	14.6
Cash dividend yield (%)	Common Shares	1.9	0.2	0.4
	—	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common Shares	720	120	230
	—	—	—	—
Stock dividend per share (Shares)	Common Shares	—	—	—
	—	—	—	—

Notes:

(1)	Based on generally accepted accounting principles in Korea (“Korean GAAP”).
(2)	Based on Korean IFRS.
(3)	The total number of common shares that were eligible for payment of dividends for the years ended December 31, 2010 and December 31, 2009 was 343,028,989 shares (which excludes 43,322,704 shares that were held by Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, as of such periods), respectively.
(4)	Dividend payout ratio on a consolidated basis for the year ended December 31, 2011 was 11.7%.

2.	Business

2.1.	Results of Operations

(Unit: in millions of Won)
	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011	For the year ended December 31, 2011	For the year ended December 31, 2010
Net interest income	5,364,617	5,246,223	7,104,512	6,173,804
Interest income	10,733,476	10,297,805	13,956,257	13,051,936
Interest expense	(5,368,859)	(5,051,582)	(6,851,745)	(6,878,132)
Net fee and commission income	1,197,816	1,392,143	1,794,750	1,704,714
Fee and commission income	2,098,485	2,132,820	2,829,754	2,481,451
Fee and commission expense	(900,669)	(740,677)	(1,035,004)	(776,737)
Net gains (losses) on financial assets/liabilities at fair value through profit and loss	705,690	710,531	1,035,867	814,808
Net other operating income (expenses)	(1,047,572)	(531,854)	(1,092,009)	(1,067,343)
G&A Expenses	(3,006,547)	(2,847,564)	(3,931,808)	(4,366,629)
Employee compensation and benefits	(1,407,720)	(1,344,273)	(1,870,864)	(2,406,852)
Depreciation and amortization	(235,699)	(241,908)	(342,493)	(347,692)
Other general and administrative expenses	(1,363,128)	(1,261,383)	(1,718,451)	(1,612,085)
Net operating income before provision for credit losses	3,214,004	3,969,479	4,911,312	3,259,354
Provision for credit losses	(1,129,613)	(1,006,225)	(1,512,978)	(2,871,417)
Operating profit	2,084,391	2,963,254	3,398,334	387,937

*	Consolidated basis.

2.2.	Sources and Uses of Funds

2.2.1.	Sources of Funds

(Unit: in millions of Won, %)

		For the nine months ended September 30, 2012			For the year ended December 31, 2011			For the year ended December 31, 2010
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	179,026,530	3.13	63.80	169,714,084	3.02	63.38	152,853,317	2.93	58.20
	Certificate of deposit	1,703,837	3.97	0.61	1,745,901	3.90	0.65	11,044,417	4.00	4.21
	Borrowings	5,259,173	2.97	1.87	4,593,395	3.01	1.72	3,775,933	2.84	1.44
	Call money	3,420,326	3.13	1.22	1,779,391	3.01	0.66	836,862	2.20	0.32
	Debentures	20,967,087	5.19	7.47	24,454,683	5.37	9.13	30,865,318	5.42	11.76
	Other	3,388,556	3.60	1.21	3,713,710	3.50	1.39	3,790,878	2.89	1.44

Subtotal		213,765,509	3.34	76.18	206,001,164	3.31	76.93	203,166,725	3.36	77.37

Foreign currency	Deposits	5,139,716	0.95	1.83	3,394,042	0.64	1.27	3,587,564	0.69	1.37
	Borrowings	8,739,132	0.92	3.11	7,464,052	0.92	2.79	6,021,855	1.05	2.29
	Call money	1,217,269	0.64	0.43	896,482	0.84	0.33	1,046,087	0.68	0.40
	Debentures	3,621,491	4.99	1.29	3,945,798	4.96	1.47	4,561,180	4.16	1.74
	Other	170,952	1.49	0.06	134,421	0.59	0.05	125,392	0.75	0.05

Subtotal		18,888,560	1.70	6.72	15,834,795	1.86	5.91	15,342,078	1.86	5.85

Other	Total shareholders’ equity	23,996,042	—	8.55	22,823,040	—	8.52	20,501,935	—	7.81
	Allowances	1,145,061	—	0.41	1,096,724	—	0.41	1,032,427	—	0.39
	Other	22,844,937	—	8.14	22,049,153	—	8.23	22,523,582	—	8.58

Subtotal		47,986,040	—	17.10	45,968,917	—	17.16	44,057,944	—	16.78

Total		280,640,109	—	100.00	267,804,876	—	100.00	262,566,747	—	100.00

*	Consolidated basis.

2.2.2.	Uses of Funds

		For the nine months ended September 30, 2012			For the year ended December 31, 2011			For the year ended December 31, 2010
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won currency	Due from banks	3,789,898	3.83	1.35	1,622,223	3.75	0.61	1,307,747	2.42	0.50
	Securities	42,187,319	4.46	15.03	41,166,103	4.60	15.38	41,504,702	4.69	15.81
	Loans	186,891,997	5.53	66.59	179,786,245	5.63	67.14	173,430,344	5.29	66.05
	Guarantee payments under payment guarantee	70,821	0.75	0.03	142,018	0.26	0.05	172,832	0.60	0.07
	Call loan	1,698,256	3.28	0.61	1,345,886	3.18	0.50	1,487,626	2.20	0.57
	Private placement corporate bonds	704,888	7.02	0.25	1,361,495	5.88	0.51	2,701,689	5.47	1.03
	Credit cards	12,139,912	11.08	4.33	12,377,664	10.82	4.62	11,922,426	10.85	4.54
	Other	3,281,503	8.72	1.17	1,963,980	11.42	0.73	2,402,286	7.45	0.91
	Allowance	(3,584,288)	—	(1.28)	(3,654,789)	—	(1.36)	(3,839,895)	—	(1.46)

Subtotal		247,180,306	5.70	88.08	236,110,825	5.83	88.18	231,089,757	5.55	88.02

Foreign currency	Due from banks	834,345	1.30	0.30	676,389	2.05	0.25	571,545	1.12	0.22
	Securities	1,428,460	2.87	0.51	1,693,605	3.82	0.63	2,087,107	2.97	0.79
	Loans	9,847,701	2.25	3.51	9,355,591	2.21	3.49	8,477,924	2.60	3.23
	Call loan	1,814,906	0.80	0.65	1,236,257	0.74	0.46	840,333	0.52	0.32
	Bills bought	3,016,595	2.05	1.07	2,432,861	2.08	0.91	2,183,308	2.63	0.83
	Allowance	(183,212)	—	(0.07)	(206,220)	—	(0.08)	(239,913)	—	(0.09)
	Other	1,685	—	0.00	1,270	—	0.00	1,179	—	0.00

Subtotal		16,760,480	2.09	5.97	15,189,753	2.27	5.66	13,921,483	2.52	5.30

Other	Cash	1,598,111	—	0.57	1,506,765	—	0.56	1,337,416	—	0.51
	Fixed assets held for business	3,220,947	—	1.15	3,223,574	—	1.20	3,266,699	—	1.24
	Other	11,880,265	—	4.23	11,773,959	—	4.40	12,951,392	—	4.93

Subtotal		16,699,323	—	5.95	16,504,298	—	6.16	17,555,507	—	6.68

Total		280,640,109	—	100.00	267,804,876	—	100.00	262,566,747	—	100.00

*	Consolidated basis.

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group (calculated in accordance with Basel I)		(Unit: in millions of Won, %)

	As of September 30, 2012(1)	As of December 31, 2011(1)	As of December 31, 2010(2)
Total Capital (A)	26,844,274	25,062,681	23,948,343
Risk-weighted assets (B)	196,367,029	192,812,547	183,077,983
BIS ratio (A/B)(3)	13.67	13.00	13.08

(1)	Based on Korean IFRS (consolidated basis).
(2)	Based on Korean GAAP (consolidated basis).
(3)	BIS risk-adjusted capital ratio = (total capital / risk-weighted assets) X 100.

Kookmin Bank (calculated in accordance with Basel II)		(Unit: in billions of Won, %)

	As of September 30, 2012(1)	As of December 31, 2011(1)	As of December 31, 2010(2)
Total Capital (A)	21,284	19,668	20,801
Risk-weighted assets (B)	152,237	145,185	154,806
BIS ratio (A/B)	13.98	13.55	13.44

(1)	Based on Korean IFRS (consolidated basis).
(2)	Based on Korean GAAP (consolidated basis).

2.3.2.	Credit ratings

Date of Rating	Evaluated Securities(1)	Credit Rating	Company (Ratings Range)	Evaluation

07/07/2011	Debentures	AAA	Korea Ratings (AAA ~ D)	Stable
06/30/2011	Debentures	AAA	KIS Ratings (AAA ~ D)	Stable
05/16/2011	Debentures	AAA	NICE Investors Service(2) (AAA ~ D)	Stable

Korea Ratings (A1 ~ D)
12/07/2011	Commercial Paper	A1	KIS Ratings (A1 ~ D)	—
NICE Investors Service(2) (A1 ~ D)

(1)	Redeemed in full as of September 30, 2012.
(2)	Formerly NICE Ratings

3.	Financial Information

3.1.	Separate Condensed Financial Information

3.1.1.	Separate Statements of Financial Position

(Unit: in millions of Won)

	As of September 30, 2012	As of December 31, 2011	As of December 31, 2010	As of January 1, 2010
Cash and due from financial institutions	98,970	32,031	759,998	845,366
Loans	35,000	60,000	160,000	170,000
Investments in subsidiaries	17,944,848	17,773,322	17,673,322	17,612,122
Property and equipment	539	759	1,109	1,718
Intangible assets	9,910	10,531	11,057	9,176
Current income tax assets	—	—	125,423	—
Deferred income tax assets	3,248	2,445	898	—
Other assets	311,212	631,602	48,105	25,932

Total Assets	18,403,727	18,510,690	18,779,912	18,664,314

Debts	—	130,000	—	—
Debentures	—	49,988	799,353	798,421
Defined benefit liabilities	2,163	992	1,134	1,049
Current income tax liabilities	257,687	578,729	—	—
Other liabilities	47,688	34,701	158,304	6,401

Total Liabilities	307,538	794,410	958,791	805,871

Share capital	1,931,758	1,931,758	1,931,758	1,931,758
Capital surplus	13,513,809	13,513,809	13,513,809	13,513,809
Retained earnings	2,650,622	2,270,713	2,375,554	2,412,876

Total Equity	18,096,189	17,716,280	17,821,121	17,858,443

Total Liabilities and Equity	18,403,727	18,510,690	18,779,912	18,664,314

3.1.2.	Separate Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)

	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011	For the year ended December 31, 2011	For the year ended December 31, 2010
Net interest income (expense)	1,700	(11,716)	(14,572)	(17,281)
Net fee and commission income (expense)	(3,110)	(4,365)	(6,079)	(6,951)
Net other operating income	687,925	—	—	95,305
General and administrative expenses	(29,757)	(28,484)	(41,711)	(31,187)
Operating profit before provision for credit losses	656,758	(44,565)	(62,362)	39,886
Provision for credit losses	—	—	—	—
Operating profit (loss)	656,758	(44,565)	(62,362)	39,886
Net non-operating income (expense)	521	(41)	(2,863)	792
Profit (loss) before tax	657,279	(44,606)	(65,225)	40,678
Income tax benefit (expense)	803	486	1,547	897
Profit (loss) for the period	658,082	(44,120)	(63,678)	41,575
Total comprehensive income (loss) for the period	658,082	(44,120)	(63,678)	41,575
Earnings (loss) per share
Basic earnings (loss) per share (Won)	1,703	(122)	(173)	121
Diluted earnings (loss) per share (Won)	1,699	(122)	(173)	121

3.2.	Consolidated Condensed Financial Information

3.2.1.	Consolidated Statements of Financial Position

	(Unit: in millions of Won)

	As of September 30, 2012	As of December 31, 2011	As of December 31, 2010	As of January 1, 2010
Cash and due from financial institutions	12,638,278	9,178,125	6,829,828	9,102,630
Financial assets at fair value through profit and loss	6,450,694	6,326,104	4,013,313	4,592,491
Derivative financial assets	2,162,642	2,448,455	2,595,121	3,392,391
Loans	217,309,389	212,107,027	197,621,004	196,686,844
Financial investments	36,572,343	35,432,182	36,189,650	35,036,710
Investments in associates and joint ventures	1,022,041	892,132	723,411	614,717
Property and equipment	3,122,669	3,186,020	3,150,260	3,257,911
Investment property	52,762	51,552	52,921	67,977
Intangible assets	537,563	468,441	504,920	402,577
Deferred income tax assets	21,688	22,329	4,045	16,504
Assets held for sale	7,054	9,931	9,353	20,160
Other assets	11,319,586	7,478,519	7,076,796	6,968,059

Total Assets	291,216,709	277,600,817	258,770,622	260,158,971

Financial liabilities at fair value through profit and loss	1,721,677	1,388,079	1,294,859	1,364,223
Derivative financial liabilities	1,957,941	2,059,573	2,236,359	3,138,394
Deposits	197,215,532	190,337,590	179,862,071	169,065,043
Debts	19,742,681	16,823,838	11,744,389	13,834,104
Debentures	23,893,481	27,069,879	29,107,316	38,661,962
Provisions	694,002	797,739	1,020,070	576,154
Defined benefit liabilities	265,556	128,488	125,463	167,387
Current income tax liabilities	260,086	588,825	29,641	99,752
Deferred income tax liabilities	207,757	220,842	283,575	404,639
Other liabilities	20,650,021	15,086,169	13,400,949	13,416,625

Total Liabilities	266,608,734	254,501,022	239,104,692	240,728,283

Equity attributable to shareholders of the Company	24,408,040	22,917,975	18,496,687	18,349,693
Share capital	1,931,758	1,931,758	1,931,758	1,931,758
Capital surplus	15,840,300	15,841,824	15,990,278	15,990,618
Accumulated other comprehensive income	400,657	191,642	430,572	350,941
Retained earnings	6,235,325	4,952,751	2,620,888	2,553,185
Treasury shares	—	—	(2,476,809)	(2,476,809)
Non-controlling interests	199,935	181,820	1,169,243	1,080,995

Total equity	24,607,975	23,099,795	19,665,930	19,430,688

Total liabilities and equity	291,216,709	277,600,817	258,770,622	260,158,971

Number of consolidated companies	70	67	58	50

3.2.2.	Consolidated Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011	For the year ended December 31, 2011	For the year ended December 31, 2010
Net interest income (expense)	5,364,617	5,246,223	7,104,512	6,173,804
Net fee and commission income (expense)	1,197,816	1,392,143	1,794,750	1,704,714
Net gains (losses) on financial assets/liabilities at fair value through profit and loss	705,690	710,531	1,035,867	814,808
Net other operating income (expenses)	(1,047,572)	(531,854)	(1,092,009)	(1,067,343)
General and administrative expenses	(3,006,547)	(2,847,564)	(3,931,808)	(4,366,629)
Operating profit before provision for credit losses	3,214,004	3,969,479	4,911,312	3,259,354
Provision for credit losses	(1,129,613)	(1,006,225)	(1,512,978)	(2,871,417)
Net operating profit (loss)	2,084,391	2,963,254	3,398,334	387,937
Net non-operating income (expense)	(37,248)	(78,392)	(137,528)	(238,569)
Profit (loss) before income tax	2,047,143	2,884,862	3,260,806	149,368
Income tax benefit (expense)	(482,044)	(683,793)	(832,234)	70,541
Profit (loss) for the period	1,565,099	2,201,069	2,428,572	219,909
Other comprehensive income (loss) for the period, net of tax	229,791	(174,754)	(235,748)	99,329
Profit attributable to:	1,565,099	2,201,069	2,428,572	219,909
Shareholders of the parent entity	1,560,747	2,153,957	2,373,026	146,600
Non-controlling interests	4,352	47,112	55,546	73,309
Total comprehensive income attributable to:	1,794,890	2,026,315	2,192,824	319,238
Shareholders of the parent entity	1,769,762	1,982,008	2,134,096	226,231
Non-controlling interests	25,128	44,307	58,728	93,007
Earnings (loss) per share
Basic earnings (loss) per share (Won)	4,040	5,969	6,461	427
Diluted earnings (loss) per share (Won)	4,029	5,957	6,445	427

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

	(Unit: in billions of Won, %)

Category	Third Quarter 2012(1)(2)	2011(1)(2)	2010(1)(3)
Current assets in Won (A)	18.6	20.1	763.7
Current liabilities in Won (B)	5.1	2.6	1.5
Current ratio (A/B)	362.61%	766.16%	50,241.38%

(1)	Calculated based on Won-denominated assets and liabilities due within one month (in accordance with an amendment to the Financial Holding Company Act).
(2)	Based on Korean IFRS (separate basis).
(3)	Based on Korean GAAP (non-consolidated basis).

3.3.2.	Selected ratios

(Unit: %)

Category	Third Quarter 2012(1)(3)	2011(1)	2010(2)
Net income as a percentage of average total assets	0.73	0.88	0.03
Net income as a percentage of average shareholders’ equity	8.82	11.36	0.49

(1)	Based on Korean IFRS (consolidated basis).
(2)	Based on Korean GAAP (consolidated basis).
(3)	Annualized basis

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower

(As of September 30, 2012)
Company	Credit extended*
(Unit: in billions of Won)

Hyundai Heavy Industries	1,208

Daewoo Shipbuilding & Marine Engineering	978

Hyundai Steel	856

LG Electronics	817

GS Caltex	646

Samsung Heavy Industries	630

Samsung Display	514

Shinhan Financial Group	482

Hyundai Capital	476

Hyundai Motor Company	473

S-Oil Corporation	454

KT Corporation	437

SK Energy	426

Daewoo International	377

Samsung Electronics	360

SK Telecom	355

LG Display	353

Bank Of America	336

Samsung C&T Corporation	321

Hankook Tire	320

Total	10,819

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business.

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of September 30, 2012)
Group	Credit extended*
(Unit: in billions of Won)

Hyundai Motor	3,613

Samsung	3,440

LG	2,319

SK	2,115

Hyundai Heavy Industries	1,906

GS	1,057

Daewoo Shipbuilding & Marine Engineering	1,043

POSCO	1,003

Lotte	840

Hanwha	821

Total	18,157

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business.

3.3.5.	Kookmin Bank’s Loan Concentration by Industry

	(As of September 30, 2012)
Industry	Total Credit	Percentage of Total Credit
	(Unit: in billions of Won, %)

Manufacturing	35,471	34.60

Construction	6,267	6.11

Real estate	16,810	16.40

Retail and wholesale	17,166	16.75

Hotel, leisure or transportation	6,927	6.76

Finance and insurance	1,375	1.34

Other	18,487	18.04

Total	102,503	100.00

3.3.6.	Top 20 Non-Performing Loans of Kookmin Bank

		(As of September 30, 2012)
	Industry	Total Credit	Allowance for Loan Losses
	(Unit: in billions of Won)

Borrower A	Real estate and leasing	183	54

Borrower B	Manufacturing	107	75

Borrower C	Construction	64	63

Borrower D	Construction	45	24

Borrower E	Retail and wholesale	44	0

Borrower F	Construction	43	41

Borrower G	Finance and insurance	42	14

Borrower H	Construction	40	40

Borrower I	Arts, sports and recreation related services	39	3

Borrower J	Electricity, gas, steam and water supply	35	20

Borrower K	Manufacturing	31	30

Borrower L	Manufacturing	30	24

Borrower M	Manufacturing	29	7

Borrower N	Construction	27	17

Borrower O	Retail and wholesale	26	0

Borrower P	Real estate and leasing	26	9

Borrower Q	Finance and insurance	26	25

Borrower R	Construction	26	23

Borrower S	Construction	25	23

Borrower T	Real estate and leasing	25	2

Total		913	494

3.4.	Other Financial Information

See Exhibit 99.1/99.2 KB Financial Group Review Report by our independent auditors for our full consolidated and separate financial statements and relevant notes, which have been prepared in accordance with Korean IFRS. The Review Report will also be available on our website, www.kbfng.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

Period	Auditor	Activity	Compensation(1) (in millions of Won)	Accrued Time (hours)
January 1 to September 30, 2012	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system, and PCAOB audit of consolidated financial statements and internal control over financial reporting	1,150 (annualized basis)	4,920
January 1 to December 31, 2011	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system and PCAOB audit of consolidated financial statements and internal control over financial reporting	1,150	12,950
January 1 to December 31, 2010	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, and review of internal accounting management system	263	5,415

(1)	Excluding value-added taxes.

4.2.	Non-Audit Services

(Unit: millions of Won)
Period	Contract date	Activity	Service period	Compensation(1)
January 1 to September 30, 2012	—	—	—	—

January 1 to December 31, 2011	—	—	—	—

January 1, to December 31, 2010	December 30, 2010	US GAAP and SOX Audit	December 30, 2010 to June 30, 2011	2,700
	April 30, 2010	K-IFRS Audit	April 30, 2010 to March 31, 2011	380

(1)	Excluding value-added taxes.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of September 30, 2012, the board of directors consisted of two executive directors, two non-standing directors and nine non-executive directors. The following committees currently serve under our board of directors:

•	Board Steering Committee

•	Audit Committee

•	Management Strategy Committee

•	Risk Management Committee

•	Evaluation & Compensation Committee

•	Non-Executive Director Nominating Committee

•	Audit Committee Member Nominating Committee

For the list of our directors, see 6. Directors, Senior Management and Employees, 6.1. Executive Directors, 6.2. Non-Standing Directors and 6.3. Non-Executive Directors below.

5.2.	Audit Committee

The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, planning and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3.	Compensation to Directors

5.3.1.	Compensation to Directors (including Non-executive Directors) and Audit Committee Members

	(Unit: in millions of Won)

	Total number of persons	Total amount approved at Shareholders’ Meeting(1)	Notes
Registered Directors (including non-executive directors and audit committee members)	13	5,000	—

(1)	Represents the aggregate amount for all directors (including non-executive directors). Excludes long-term incentives.

	(Unit: in millions of Won)

	Total number of persons	Total payment(1)(3)(4)(5)	Average payment per person(2)	Total amount of fair value of stock options	Notes
Registered Directors (including two non-standing directors)	4	1,163	291	—	—
Non-executive Directors (excluding audit committee members)	4	248	62	—	—
Audit committee members or internal auditor	5	291	58	—	—

Total	13	1,703	131	—	—

(1)	Represents total amount paid for the nine months ended September 30, 2012.
(2)	Represents (i) the total amount paid for the nine months ended September 30, 2012, divided by (ii) the total number of applicable persons.
(3)	Payment subject to the Company’s internal policies on compensation to directors.
(4)	In addition to the total payments as presented in the above table, we recorded Won 1,583 million in our income statement for the nine months ended September 30, 2012 with respect to performance-based stock grants, the payment and amount of which are determined in accordance with the performance of the grantees.
(5)	In addition to the total payments as presented in the above table, a total of Won 924 million was paid in the first quarter of 2012 with respect to short-term performance-based compensation.

5.4.	Affiliated Companies

5.4.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of September 30, 2012 are as follows.

•	Kookmin Bank (100.00%)

•	KB Kookmin Card Co., Ltd. (100.00%)

•	KB Investment & Securities Co., Ltd. (100.00%)

•	KB Life Insurance Co., Ltd. (51.00%)

•	KB Asset Management Co., Ltd. (100.00%)

•	KB Real Estate Trust Co., Ltd. (100.00%)

•	KB Investment Co., Ltd. (100.00%)

•	KB Credit Information Co., Ltd. (100.00%)

•	KB Data Systems Co., Ltd. (100.00%)

•	KB Savings Bank Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of September 30, 2012, we had two executive directors. The name and position of our executive directors and the number of shares of KB Financial Group’s common stock they respectively owned as of September 30, 2012 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Yoon-Dae Euh	May 1945	Chairman & Chief Executive Officer	30,770
Young Rok Lim	March 1955	President	3,648

6.2.	Non-Standing Directors

As of September 30, 2012, we had two non-standing directors. The name and position of our non-standing directors and the number of shares of KB Financial Group’s common stock they respectively owned as of September 30, 2012 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Byong Deok Min	May 1954	Non-Standing Director	3,475
Vaughn Richtor	October 1955	Non-Standing Director	—

6.3.	Non-Executive Directors

Our non-executive directors, and the number of shares of KB Financial Group’s common stock they respectively owned as of September 30, 2012 are as follows.

Name	Date of Birth	Position	Common Shares Owned
Kyung Jae Lee	January 1939	Non-Executive Director	—
Jae Wook Bae	March 1945	Non-Executive Director	—
Young Jin Kim	December 1949	Non-Executive Director	—
Kun Ho Hwang	January 1951	Non-Executive Director	500
Jong Cheon Lee	February 1951	Non-Executive Director	—
Sang Moon Hahm	February 1954	Non-Executive Director	4,127
Seung Hee Koh	June 1955	Non-Executive Director	—
Young Nam Lee	September 1957	Non-Executive Director	—
Jae Mok Cho	January 1961	Non-Executive Director	—

6.4.	Senior Management

In addition to our executive directors who are also our executive officers, we had the following ten executive officers as of September 30, 2012.

Name	Date of Birth	Position	Common Shares Owned
Dong Chang Park	February 1952	Deputy President & Chief Strategy Officer	200
Jong Kyoo Yoon	October 1955	Deputy President & Chief Financial Officer	5,300
Wang Ky Kim	March 1955	Deputy President & Chief Public Relations Officer	1,000
Seok Heung Ryu	January 1957	Deputy President & Chief Information Officer	127
Min Ho Lee	April 1965	Deputy President & Chief Compliance Officer	1,700
Won Keun Yang	September 1956	Senior Managing Director (KB Research)	260
Yong Jin Cho	February 1961	Managing Director & Chief Human Resources Officer	473
Kyung Sup Han	December 1958	Managing Director & Chief Risk Officer	632
Dong Cheol Lee	October 1961	Managing Director (Strategic Planning)	203
Kyu Sul Choi	August 1960	Managing Director (Investor Relations)	836

6.5.	Employees

The following table shows the breakdown of our employees as of September 30, 2012.

	(Unit: in millions of Won)

	Number of Employees	Average Tenure of Employees (months)	Total Payment(1)	Average Payment per Person(2)
Total	148	25 months	10,823	73

(1)	Represents (i) the total amount paid for the nine months ended September 30, 2012 divided by (ii) the total number of employees as of September 30, 2012.

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares as of September 30, 2012.

		(Unit: Shares, %)

Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
Citibank, N.A.(1)	33,653,277	8.71
Korean National Pension Service(2)	31,817,770	8.24
ING Bank N.V.	19,401,044	5.02

*	The number of shares of common stock presented for each shareholder in the table above is based on our shareholder registry as of December 31, 2011, unless otherwise indicated.
(1)	Depositary under the Company’s ADR program.
(2)	The number of shares of common stock as of August 1, 2012, based on a public filing made by the Korean National Pension Service on October 9, 2012. As of December 31, 2011, the Korean National Pension Service held 26,510,171 shares.

7.2.	Changes in the Largest Shareholder

(As of September 30, 2012)			(Unit: Shares, %)

Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Ownership Level	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	August 1, 2012	31,817,770	8.24
Korean National Pension Service	March 14, 2012	27,894,880	7.22
Korean National Pension Service	December 31, 2011	26,510,171	6.86
Korean National Pension Service	July 8, 2011	23,650,699	6.12
ING Bank N.V.	January 22, 2010	19,401,044	5.02
Korean National Pension Service	December 31, 2009	20,046,217	5.19
Korean National Pension Service	December 7, 2009	20,321,051	5.26
Korean National Pension Service	September 2, 2009	21,199,372	5.49
Korean National Pension Service	July 27, 2009	19,673,220	5.52
Korean National Pension Service	May 29, 2009	19,653,362	5.52
Korean National Pension Service	March 27, 2009	22,548,541	6.33
Korean National Pension Service	February 4, 2009	23,271,087	6.53
Korean National Pension Service	December 31, 2008	23,284,404	6.53
Korean National Pension Service	October 31, 2008	21,675,810	6.08
ING Bank N.V.	October 20, 2008	18,045,337	5.06
Korean National Pension Service	September 30, 2008	17,910,781	5.03

*	The date of change in largest shareholder / change in ownership level is the date as indicated on the public filing disclosing relevant changes in shareholdings in the Company.
(1)	Based on 386,351,693 total issued shares of common stock for dates on or after September 2, 2009, and 356,351,693 total issued shares of common stock for dates on or prior to July 27, 2009.

7.3.	Employee Stock Ownership Association

(As of September 30, 2012)		(Unit: Shares)

Company Name	Number of shares	Type of shares
KB Financial Group	19,233	Common Stock
Kookmin Bank	2,951,663	Common Stock
KB Kookmin Card Co., Ltd.	142,357	Common Stock
KB Investment & Securities Co., Ltd.	31,092	Common Stock
KB Life Insurance Co., Ltd.	20,396	Common Stock
KB Asset Management Co., Ltd.	7,710	Common Stock
KB Real Estate Trust Co., Ltd.	13,043	Common Stock
KB Investment Co., Ltd.	4,321	Common Stock
KB Credit Information Co., Ltd.	15,256	Common Stock
KB Data Systems Co., Ltd.	21,791	Common Stock
KB Savings Bank Co., Ltd.	3,299	Common Stock

Total	3,230,161	Common Stock

7.4.	Investments in Certain Affiliated Companies

(As of September 30, 2012)				(Units: shares, millions of Won, %)

Name	Ending Balance			Total Assets as of the latest fiscal year(1)	Net Income (loss) for the latest fiscal year(1)	Notes
	Number of shares	Shareholding percentage	Book value
Kookmin Bank(2)	404,379,116	100	14,821,721	257,728,625	2,008,579	(4)
KB Kookmin Card Co., Ltd.(2)	92,000,000	100	1,953,175	13,327,760	320,778	(4)
KB Investment & Securities Co., Ltd.(3)	31,588,314	100	507,212	3,269,526	28,653	(5)
KB Life Insurance Co., Ltd.	28,152,000	51	138,484	5,014,449	15,252	(5)
KB Asset Management Co., Ltd.	7,667,550	100	96,312	163,156	7,222	(5)
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	251,228	15,405	(4)
KB Investment Co., Ltd.	8,951,797	100	104,910	126,404	8,425	(4)
KB Credit Information Co., Ltd.	1,252,400	100	23,621	30,529	(2,391)	(4)
KB Data Systems Co., Ltd.	800,000	100	6,334	30,589	2,148	(4)
KB Savings Bank Co., Ltd.(6)	6,800,000	100	171,526	—	—

Total	597,591,177	—	17,944,848	—	—

(1)	Based on Korean IFRS (separate basis).
(2)	KB Kookmin Card was newly established on March 2, 2011 to operate the credit card business previously operated by Kookmin Bank.
(3)	KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. on March 14, 2011.
(4)	As of or for the year ended December 31, 2011.
(5)	As of March 31, 2012 or for the period from April 1, 2011 to March 31, 2012.
(6)	KB Savings Bank Co., Ltd. was added as a first-tier subsidiary on January 2, 2012, and completed a rights offering on January 14, 2012.

7.5.	Related Party Transactions

7.5.1.	Prepayments and Loans to Subsidiaries

			(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Interest Rate	Maturity

KB Real Estate Trust Co., Ltd.	Subsidiary	Loans	50	25	CD 3M + 226 bps	June 29, 2013

KB Investment Co., Ltd.	Subsidiary	Loans	20	10	CD 3M + 137 bps	June 29, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 29, 2012	By:	/s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO